Exhibit (b)(3)
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                             Solvency Opinion

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                Letterhead of Houlihan Lokey Howard & Zukin


August 7, 1997



To The Board of Directors of  DecisionOne Holdings Corp.

To The Board of Directors of DecisionOne Corporation


Dear Directors:

We understand that DecisionOne Holdings Corp. (the "Company") has entered into an Agreement and Plan of Merger, dated as of May 4, 1997 (the "Merger Agreement"), among the Company and Quaker Holding Co., a Delaware corporation ("MergerSub").

We further understand the Merger Agreement provides, among other things, for the merger of MergerSub with and into the Company (the "Merger"), with the Company as the surviving corporation. Pursuant to the Merger, each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted, at the election of the holder thereof and subject to the terms described in the Merger Agreement, into either (a) the right to receive $23.00 in cash, or (b) the right to retain one fully paid and nonassessable share of Company Common Stock (the "Merger Consideration"). The right to receive $23.00 in cash or retain Company Common Stock is subject to proration as set forth in the Merger Agreement.

In order to finance the Transaction, as defined hereinafter, MergerSub expects to raise $85 million through the issuance of Senior Discount Notes due 2009
(the "Discount Notes").      In addition, DecisionOne Corporation, a
wholly-owned and the principal operating subsidiary of the Company ("Operating Co."), expects to issue Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes") for approximately $150 million of gross proceeds, and expects to enter into a syndicated, senior secured loan facility providing for term loan borrowings in the aggregate principal amount of approximately $470 million and revolving loan borrowings of $105 million (the "New Credit Facility"). The proceeds of such financings will, in part, be distributed by Operating Co. to the Company in the form of a dividend (the "Operating Co. Dividend") and, in part, lent by Operating Co. to the Company pursuant to an intercompany note. The Merger and related transactions will be referred to collectively herein as the "Transaction."

You have requested our written opinion (the "Opinion") as to the matters set forth below. This Opinion values each of the Company and Operating Co. as a going-concern (including goodwill), both immediately before and, on a pro forma basis, immediately after and giving effect to the Transaction and the associated indebtedness. For purposes of this Opinion, "fair value" shall be defined as the amount at which each of the Company and Operating Co. would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both; and "present fair saleable value" shall be defined as the amount that may be realized if each of the Company's and Operating Co.'s aggregate assets (including goodwill) are sold as an entirety with reasonable promptness in an arm's length transaction under present conditions for the sale of comparable business enterprises, as such conditions can be reasonably evaluated by Houlihan Lokey. We have used the same valuation methodologies in determining fair value and present fair saleable value for purposes of rendering this Opinion. The term "identified contingent liabilities" shall mean the stated amount of contingent liabilities identified to us and valued by responsible officers of each of the Company and Operating Co., upon whom we have relied upon without independent verification; no other contingent liabilities have been considered by us. Being "able to pay its debts as they become absolute and mature" shall mean that, assuming the Transaction has been consummated as proposed, the Company's financial forecasts for the period 1998 to 2002 indicate positive cash flow for each of the Company and Operating Co. for such period, including (and after giving effect to) the payment of installments of principal and interest due under loans made pursuant to the indebtedness incurred by each in the Transaction, as such installments are scheduled at the close of the Transaction. It is Houlihan Lokey's understanding, upon which it is relying, that the Company's and Operating Co.'s Board of Directors and any other recipient of the Opinion will consult with and rely solely upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than setting forth the scope of Houlihan Lokey's opinion hereunder.

Notwithstanding the use of the defined terms "fair value" and "present fair saleable value," we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms on which the Company and Operating Co. can currently be sold, and we know of no such efforts by others other than this transaction. Because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether the Company and Operating Co. would actually be sold for the amount we believe to be its fair value and present fair saleable value.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:



      1. reviewed the Company's annual reports to shareholders and on Form 10-K for the fiscal year ended June 30, 1996, financial statements for the fiscal years ended June 30, 1992 through June 30, 1996, and quarterly reports on Form 10-Q for the three quarters ended March 31, 1997, and comparable financial information for Operating Co. which management has identified as the most current information available;

      2.    reviewed copies of the following agreements:
            -- Form S-1 Registration Statement for Quaker Holding Co. as originaly filed with the SEC on June 5, 1997, and all amendments thereto,
            -- Form S-1 Registration Statement and proxy statement for DecisionOne Corporation as originally filed with the SEC on June 3, 1997, and all amendments thereto, -- Form S-4 Registration Statement for DecisionOne Holdings Corp. as originally filed with the SEC on June 2, 1997, and all amendments thereto,
            -- Credit Agreement for the $575 Million New Credit Facility dated August 7, 1997,
            -- Schedule 13-E Amendment No. 2 Transaction Statement for DecisionOne Holdings Corp. as filed with the SEC on June 2, 1997, and all amendments thereto;

      3. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company and Operating Co., and met with representatives of the Company's counsel to discuss certain matters;

      4. reviewed projections prepared by the Company's management with respect to the Company for the years ended June 30, 1998 through 2002, and certain alternate projections for the same period, which are the two projections summarized in the Company's Form S-4 as originally filed with the SEC on June 2, 1997, as amended thereto;

      5. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

      6. reviewed other publicly available financial data (including earnings announcements) for the Company and certain companies that we deem comparable to the Company;

      7. reviewed the presentations of Smith Barney to the board of directors and the opinion of Smith Barney; and

      8. conducted such other studies, reviews, analyses and investigations as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company and Operating Co., and that there has been no material adverse change in the assets, financial condition, business or prospects of the Company and Operating Co. since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and Operating Co. and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company and Operating Co. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion as of the date of this letter that both immediately before and, assuming the Transaction had been consummated as proposed, on a proforma basis, after and giving effect to the Transaction:

      (a) the fair value and present fair saleable value of each of the Company's and Operating Co.'s assets exceeds and would exceed its respective stated liabilities and identified contingent liabilities by not less than $200 million in the case of the Company and $285 million in the case of Operating Co.;

      (b) each of the Company and Operating Co. should be able to pay its respective debts as they become absolute and mature; and

      (c) the capital of each of the Company and Operating Co. is not and would not be unreasonably small for the respective business in which each is engaged, as management has indicated it is now and is proposed to be conducted following the consummation of the Transactions.

In addition, with respect to the Operating Co. Dividend, it is our opinion as of the date of this letter that, both immediately before and after payment of the Operating Co. Dividend, the fair value and present fair saleable value of Operating Co.'s assets would exceed its total stated liabilities and identified contingent liabilities by at least the aggregate par value of Operating Co.'s issued capital stock.

Finally, we understand that the Company's Board of Directors has been advised by its counsel that, because the Transaction is structured as a merger and not as a repurchase of shares the Delaware courts should not impose the capital impairment requirements of Section 160 of the Delaware General Corporation Law on the repayments made in respect of Shares in the Merger. However, assuming solely for purposes of this portion of the Opinion that a court were to treat the Merger as a repurchase of shares by the Company, it is our opinion as of the date of this letter that, assuming the Merger had been consummated as proposed except that the consideration paid to the Company's stockholders therein were treated as payments made to repurchase such shares (rather than payments made in respect of shares in a merger), immediately prior to, and immediately after and giving affect to, the Merger, each of the fair value and the present fair saleable value of the Company's assets exceeds the sum of Company's stated liabilities and identified contingent liabilities by an amount at least equal to the Company's stated capital.

This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter dated July 10, 1997.


HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.